SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated December 14, 2023.

Buenos Aires, December 14th, 2023

To the

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

C1041AAE City of Buenos Aires

Re.: New composition of

the Audit Committee of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 8, Chapter III, Title II of the Rules of this National Securities Commission (N.T. 2013) and the corresponding ByMA and MAE Rules, in order to inform the changes in the Composition of the Audit Committee.

In that regard, we inform that at its meeting held on December 14th, 2023, the Company’s Board of Directors approved the new composition of the Audit Committee, which is composed as follows: President: Mario Eduardo Vázquez; Full Members: Omar Gutierrez and Emilio Guiñazú Fader; Financial Expert: Mario Eduardo Vázquez.

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 14, 2023	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer